Exhibit 2.6

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

ENCORE BANCSHARES, INC. AND

LINSCOMB & WILLIAMS, INC.

WHEREAS, Encore Bancshares, Inc. (“Bancshares”), a Texas corporation and Linscomb & Williams, Inc., a Texas corporation (“L&W”) entered into the Agreement and Plan of Reorganization dated as of August 29, 2005, as amended (“Agreement”); and

WHEREAS, the parties to the Agreement desire to amend the Agreement (the “Amendment”);

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as set forth below.

Section 2.1(a)(ii) of the Agreement is hereby amended in its entirety to read as follows:

(ii) “market value” of a share of Bancshares Common Stock as of December 31, 2009 shall be determined as follows: (y) if Bancshares Common Stock is publicly traded on a national securities exchange, the market value shall be the average of the closing prices of Bancshares Common Stock for the ten trading days preceding the delivery of the shares, or (z) if Bancshares Common Stock is not publicly traded as of December 31, 2009 on a national securities exchange, then the market value shall be the book value of a share of Bancshares Common Stock as of December 31, 2009 multiplied by 100%.

Except as modified above, all terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Amendment as of the 30th day of March, 2007.

ENCORE BANCSHARES, INC.

By:	/s/ James S. D’Agostino, Jr.
James S. D’Agostino, Jr.
Chairman, President and CEO

LINSCOMB & WILLIAMS, INC.

By:	/s/ J. Harold Williams
J. Harold Williams
Executive Vice President